                                                     Contact: Robert J. Dickson
                                                              Treasurer
                                                              (610) 208-2165
IMMEDIATE RELEASE

                     CARPENTER EARNINGS EXCEED EXPECTATIONS
                          FOR ITS FIRST FISCAL QUARTER

         Reading, PA (October 17, 1997) -- Carpenter Technology Corporation (NYSE:CRS) today reported primary earnings per share of $.85 for its quarter ended September 30, 1997, compared with $.46 for the quarter ended September 30, 1996.

         Net income for the quarter was $17.1 million, up 112 percent compared with $8.1 million for the same period a year ago. First quarter sales were $249.5 million, a 28 percent increase from the same period last year.

         The sales and earnings results were records for a first quarter for Carpenter. The primary factors in the earnings improvement were the improved performance of the Specialty Alloys Operations unit and the results of Dynamet Incorporated, which was acquired in February 1997.

         The Specialty Alloys Operations unit's earnings rebounded strongly from those of the September 1996 quarter as a result of a 9 percent improvement in unit volume shipped and a higher

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Carpenter Technology Corporation                              October 17, 1997
Reading, PA                                                             Page 2

operating level. The September 1996 quarter was adversely affected by an extended maintenance shutdown which resulted in lower manufacturing levels and higher repair spending.

         Increased environmental remediation charges and a higher effective income tax rate as a result of tax law changes partially offset the strong operating results.

         Robert W. Cardy, chairman, president and chief executive officer, said, "We are pleased that Carpenter's first quarter earnings exceeded expectations and with the performance of all operating groups.

         "Overall, Carpenter's Specialty Alloys facilities are running at 90 to 95 percent of capacity which is one of the reasons that Carpenter is pursuing external expansion opportunities such as Talley Industries."

         On October 2, 1997, Carpenter made an offer to purchase all outstanding common and preferred shares of Talley Industries, Inc. (NYSE:TAL), a diversified manufacturer. The $12 per common share tender offer is scheduled to expire on October 30. The offer is conditioned upon shares representing a majority of the voting power of Talley stock being tendered and upon other customary contingencies, including expiration of the Hart-Scott-Rodino waiting period. Following completion of the tender offer, Carpenter intends to acquire the balance of Talley stock in a merger and divest all but the metals manufacturing and

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Carpenter Technology Corporation                              October 17, 1997
Reading, PA                                                             Page 3

distribution businesses of Talley. The aggregate value of the transaction will be approximately $312 million, representing $185 million to acquire Talley's
15.4 million outstanding common and preferred shares and the assumption of Talley's debt.

         Mr. Cardy stated, "Carpenter's $12 per common share offer for Talley was based on internal assessment and the valuation of Carpenter's investment advisor, Credit Suisse First Boston." He said that the bid is supported by Talley's Board and an analysis by J.P. Morgan, Talley's investment advisor, who valued Talley at $6 to $8 per common share if business units of the company were sold separately.

         Carpenter, headquartered in Reading, Pennsylvania, manufactures and distributes high performance alloys consisting primarily of specialty steel and titanium products for automotive, aerospace, electronics and other industries worldwide. Carpenter also manufactures engineered products such as structural ceramic cores for the casting industry and metal injection molded parts for many other applications. Carpenter has approximately 5,300 employees throughout the world, including 2,800 in Reading.

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Carpenter Technology Corporation                              October 17, 1997
Reading, PA                                                             Page 4

                  CONSOLIDATED STATEMENT OF INCOME (Unaudited)
                      (In Thousands, Except Per Share Data)

                                                        Three Months Ended
                                                           September 30
                                                   -----------------------------
                                                   1997                     1996
                                                   ----                     ----
NET SALES                                         $249,495                $194,746
                                                  --------                --------

COSTS AND EXPENSES:

     Cost of sales                                 179,419                 148,318

     Selling and
       administrative expenses                      36,209                  29,555

     Interest expense                                5,848                   4,426

     Other expense, net                                 78                      72
                                                  --------                --------
                                                   221,554                 182,371
                                                  --------                --------
INCOME BEFORE INCOME TAXES                          27,941                  12,375

Income taxes                                        10,857                   4,300
                                                  --------                --------
NET INCOME                                        $ 17,084                $  8,075
                                                  ========                ========

EARNINGS PER COMMON SHARE:

     Primary                                      $    .85                $    .46
                                                  ========                ========
     Fully diluted                                $    .82                $    .45
                                                  ========                ========
Weighted average common
     shares outstanding                             19,737                  16,712
                                                  ========                ========
Cash dividends per
     common share                                 $    .33                $    .33
                                                  ========                ========

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